UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 27, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Progress on review and trading update

●          Good progress in defining strategies for new market-led operating structure
●          £100m of additional sustainable cost savings identified
●          Wide-ranging review ongoing; investor event to be held in new year
●          2016 and 2017 trading in line with Board's expectations

Jon Lewis, CEO of Amec Foster Wheeler said "We are on course to deliver resilient trading results for this year and next despite the continuing weakness in some of our key markets. This is only possible due to the diversity of our business and the initial contribution from additional sustainable cost savings we started in June.

"We have made good progress on the wide-ranging review we initiated in the summer. This has reinforced my belief Amec Foster Wheeler is a strong brand, with great potential. The review has also confirmed a number of challenges and highlights a range of new opportunities across our markets, as well as a significant and structural cost saving opportunity.

"To offset the current market challenges, we need to do more to establish the full potential of these growth opportunities and the optimal configuration of our portfolio, and therefore the best actions to deliver the appropriate balance sheet and sustainable returns to our shareholders."

Operational and strategy review update

We have made good progress on improving the organisation structure and leadership team.

The new structure is designed to bring us closer to our customers, improve the consistency and cost-efficiency of project delivery, and sustainably reduce our overhead costs.

From 1 January 2017, we will replace our existing geographical reporting structure with four market-based business lines: Oil & Gas, Power, Mining and Environment & Infrastructure (E&I).  We are also creating a new "Exco" with ten direct reports to the CEO, the majority of whom will be in new roles.

The detailed review of our business and our capabilities has identified multiple long-term opportunities to offset the current headwinds in traditional areas such as offshore greenfield oil & gas and mineable oil sands. More work is required to develop detailed plans on how to deliver their full potential.

We have made very good progress in identifying sustainable overhead cost reductions.

Our focus is on delayering management, removing overlapping functions, reducing indirect procurement and investing in new systems and processes that will increase efficiency. Actions taken to date include identifying around 650 surplus roles, closing offices and accelerating plans to outsource back office functions to low cost locations.

The combined impact of proposed investments and reduction in overheads means we are planning to take an additional £100m permanently out of our annual cost base. We expect these savings will have some impact on 2017 trading results, achieving their full run rate by 2019. More details on the timing and costs to achieve these savings will be provided along with the full year results.

We have made further progress on the review of our portfolio, and have identified additional assets and businesses which are now being evaluated as potential candidates for disposal. We will give a further update at the full year results.

We have not yet concluded our thinking on the right mix of investment and funding options which in aggregate will lead to an appropriate balance sheet and create a strong ongoing business.

Disposals update

Agreements in principle have been reached for three assets held for sale, with combined proceeds expected before the year end of around £100m.

We are now in talks to sell the core boiler business and the rest of GPG to separate buyers.  We believe this is our best option to achieve an acceptable level of proceeds.

We continue to target £500m of disposals by June 2017.

Investor event update

As a result of the ongoing work in the wide-ranging review, the capital markets day planned for 15th November will now be held on 21st March 2017, along with the full year 2016 financial results.

Nine month trading update

In the nine months to the end of September 2016, revenue was up 3% at £4,110m (2015: £3,985m), and 3% lower on a like-for-like basis.

The order book stood at £6.1bn at the end of September, compared to £6.2bn at the half year.

Outlook for 2016/17

Since the last update, Sterling has continued to weaken against most of our operating currencies, providing a boost to reported numbers, and an equivalent increase in our net debt.

Including the £100m of disposal proceeds referred to above, and updating for recent Sterling weakness and further restructuring charges, forecast year-end net debt is now £1.1bn.

Overall, the Board's expectations for our trading results for the full year 2016 are unchanged from the update we gave at the half year results in August.

Looking ahead to 2017, we continue to expect another year of Oil & Gas decline and for solar activity to reduce significantly from the record levels seen this year. This is expected to be offset by continued growth from E&I, a better performance from Mining and a significant contribution from cost savings.

This announcement contains inside information.

Contacts:
Amec Foster Wheeler plc	+ 44 (0)20 7429 7500
Jon Lewis, CEO
Ian McHoul, CFO
Rupert Green, head of investor relations
Achilleas Georgiou, media relations manager

Analyst and investor call:
Jon Lewis and Ian McHoul, Chief Financial Officer, will host a telephone conference call for analysts and investors at 7:30am (UK time) today. From the UK, please call 0800 368 0649; outside the UK, please call +44 20 3059 8125.  Ask to join the "Amec Foster Wheeler conference call" quoting the conference ID 5617725.

A recording of the call will be made available on our website as soon as possible after the event.
Analyst consensus estimates:
Regularly updated on our website at amecfw.com/investors/consensus-estimates.htm
Notes to editors:
Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.
Employing around 36,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.
Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.
Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-looking Statements:
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements (including any statements related to the outlook for 2016 and 2017, expected cost savings, potential disposals and the proceeds thereof, and the operational and strategy review) are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.
Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 October 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary